Filed Pursuant to Rule 433
Issuer Free Writing Prospectus dated January 14, 2021
Relating to the Preliminary Prospectus Supplement
dated January 14, 2021 and
Prospectus dated June 9, 2020
Registration Statement No. 333-237974

Pricing Terms

NEWTEK BUSINESS SERVICES CORP.

$100,000,000

5.50% Notes Due 2026

Pricing Term Sheet

January 14, 2021

The following sets forth the final terms of the 5.50% Notes due 2026 (the “Notes”) and should only be read together with the preliminary prospectus supplement dated January 14, 2021, together with the accompanying prospectus dated June 9, 2020, relating to these securities (the “Preliminary Prospectus”) and supersedes the information in the Preliminary Prospectus to the extent inconsistent with the information in the Preliminary Prospectus. In all other respects, this pricing term sheet is qualified in its entirety by reference to the Preliminary Prospectus. Terms used herein but not defined herein shall have the respective meanings as set forth in the Preliminary Prospectus. All references to dollar amounts are references to U.S. dollars.

Issuer:	Newtek Business Services Corp. (the “Company”)
Title of the Securities:	5.50% Notes due 2026 (the “Notes”)
Expected Rating:*	Egan Jones Rating Company: BBB+
Initial Aggregate Principal Amount Being Offered:	$100,000,000
Over-Allotment Option:	$15,000,000 aggregate principal amount of Notes within 30 days of the date hereof solely to cover over-allotments, if any.
Initial Public Offering Price:	$25 per Note
Principal Payable at Maturity:	100% of the aggregate principal amount; the principal amount of each Note will be payable on its stated maturity date at the office of the trustee, paying agent, and security registrar for the Notes or at such other office as the Company may designate.
Type of Note:	Fixed rate note
Listing:	The Company intends to list the Notes on The Nasdaq Global Market within 30 days of the original issue date under the trading symbol “NEWTZ”.
Stated Maturity Date:	February 1, 2026
Interest Rate:	5.50% per year
Underwriting Discount:	3% (or $3,000,000 total assuming the over-allotment option is not exercised)
Net Proceeds to the Issuer, before Expenses:	97% (or $97,000,000 total assuming the over-allotment option is not exercised)
Day Count Basis:	360-day year of twelve 30-day months
Trade Date:	January 14, 2021
Settlement Date:	January 22, 2021 (T+5)**
Date Interest Starts Accruing:	January 22, 2021
Interest Payment Dates:

Every February 1, May 1, August 1 and November 1, commencing May 1, 2021. If an interest payment date falls on a non-business day, the applicable interest payment will be made on the next business day and no additional interest will accrue as a result of such delayed payment.

Interest Periods:	The initial interest period will be the period from and including January 22, 2021, to, but excluding, the initial interest payment date, and the subsequent interest periods will be the periods from and including an interest payment date to, but excluding, the next interest payment date or the stated maturity date, as the case may be.
Specified Currency:	U.S. Dollars

Denominations:	The Company will issue the Notes in denominations of $25 and integral multiples of $25 in excess thereof.
Business Day:	Each Monday, Tuesday, Wednesday, Thursday and Friday that is not a day on which banking institutions in the City of New York or another place of payment are authorized or obligated by law or executive order to close.
Optional Redemption: CUSIP / ISIN:

The Notes may be redeemed in whole or in part at any time or from time to time at the Company’s option on or after February 1, 2022, upon not less than 30 days nor more than 60 days written notice by mail prior to the date fixed for redemption thereof, at a redemption price equal to the following amounts, plus accrued and unpaid interest to, but excluding, the redemption date: (1) 100% of the principal amount of the Notes to be redeemed plus (2) the sum of the present value of the scheduled payments of interest (exclusive of accrued and unpaid interest to the date of redemption) on the Notes to be redeemed from the redemption date until February 1, 2023, discounted to the redemption date on a semi-annual basis (assuming a 360-day year consisting of twelve 30-day months) using the applicable Treasury Rate plus 50 basis points; provided, however, that if the Company redeems any Notes on or after February 1, 2023 (the date falling three years prior to the maturity date of the Notes), the redemption price for the Notes will be equal to 100% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest, if any, to, but excluding, the date of redemption.

652526 708 / US6525267083

Use of Proceeds:

The Company intends to use the net proceeds from the sale of the Notes to fund investments in debt and equity securities in accordance with its investment objective and strategies described in the prospectus supplement. The Company may use the net proceeds from the sale of the Notes to fully or partially pay down, retire, or redeem certain of its outstanding indebtedness, including the outstanding 6.25% Notes due 2023 (the “2023 Notes”). As of January 12, 2021, the Company had approximately $57.5 million of aggregate principal amount outstanding, plus accrued interest, of 2023 Notes, which mature on March 1, 2023 and bear interest at a rate of 6.25%. The Company may also use the net proceeds for general corporate purposes, including making direct investments in portfolio companies.

Sole Bookrunning Manager: Co-Lead Manager: Co-Manager:	Keefe, Bruyette & Woods, Inc. Ladenburg Thalmann & Co. Inc. Compass Point Research & Trading, LLC
Trustee, Paying Agent, and Security Registrar:	U.S. Bank National Association

*	Note: A securities rating is not a recommendation to buy, sell or hold securities and may be subject to revision or withdrawal at any time.

**	Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, purchasers who wish to trade the Notes on the date of pricing or the next two succeeding business days will be required, by virtue of the fact that the Notes initially will settle T+5, to specify an alternate settlement cycle at the time of any such trade to prevent a failed settlement. Purchasers of the Notes who wish to trade the Notes on the date of pricing or the next two succeeding business days should consult their own advisor.

This pricing term sheet, the preliminary prospectus supplement, the accompanying prospectus and the pricing press release are not offers to sell or the solicitation of offers to buy, nor will there be any sale of the Notes referred to in this press release, in any jurisdiction where such offer, solicitation or sale would be unlawful prior to the registration or qualification under the securities laws of such jurisdiction.

A shelf registration statement relating to these securities is on file with and has been declared effective by the U.S. Securities and Exchange Commission. The offering may be made only by means of a prospectus and a related preliminary prospectus supplement, copies of which may be obtained, when available, from Keefe, Bruyette & Woods, Inc., Attn: Debt Capital Markets, 787 7th Avenue, 4th Floor, New York, NY 10019, (telephone number: 1-800-966-1559). Investors are advised to carefully consider the investment objectives, risks and charges and expenses of the Company before investing. The preliminary prospectus supplement and accompanying prospectus contain this and other information about the Company and should be read carefully before investing.